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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2005___AND ENDING December 31, 2005___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTBURY GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___107 John Street_____3rd floor_____
                                 (No. and Street)

___Southport_____CT_____06890_____
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Peter E. Spreadbury_____(203) 256-8147___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Hagan & Burns CPA's PC_____
                      (Name – if individual, state last, first, middle name)

___120 Broadway   Suite 940_____New York___NY 10271_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

PROCESSED

JUN 1 4 2006

THOMSON
FINANCIAL

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 1 2006

BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _PETER E. SPREADBURY_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _WESTGREY GROUP LLC_ , as of _FEBRUARY 23_ , 20 _06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

MANAGING DIRECTOR
Title

Nancy R Jamison
Notary Public

Commission Expires 2/28/08

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



WESTBURY GROUP LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

WESTBURY GROUP LLC
INDEX
DECEMBER 31, 2005



HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Westbury Group LLC

We have audited the accompanying statement of financial condition of Westbury Group LLC as of December 31, 2005, and the related statements of operations, changes in members' equity and cash flows for the year then ended, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westbury Group LLC as of December 31, 2005, and the results of its operations and retained earnings and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
February 27, 2006

WESTBURY GROUP LLC
STATEMENT OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2005

Assets

Cash	$	59,446
Property and equipment - net of accumulated depreciation		
of $6,243		6,786
Other assets		3,300
Total Assets	$	69,532

Liabilities And Members' Equity

Liabilities

Accrued expenses and other liabilities	$	4,600
Members' Equity		64,932
Total Liabilities And Members' Equity	$	69,532

The accompanying notes are an integral part of these financial statements.


HAGAN & BURNS

WESTBURY GROUP LLC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005

Total Revenue	$ 806,846
Expenses	
Occupancy	16,912
Professional fees	15,956
Depreciation expense	3,783
Other expenses	585,742
Total Expenses	622,393
Loss Before Provision For Income Taxes	184,453
Provision For Income Taxes	(329)
Net Income	$ 184,124

The accompanying notes are an integral part of these financial statements.



HAGAN & BURNS

Balance at December 31, 2004	$ 45,717
Contributions by members	-
Distributions to members	(164,909)
Net income	184,124
Balance at December 31, 2005	$ 64,932

The accompanying notes are an integral part of these financial statements.



HAGAN & BURNS

Cash Flows From Operating Activities

Net (loss) income	$ 184,124
Adjustments to reconcile net (loss) income to net cash provided by operating activities:	
Amortization	3,783
Changes in operating assets and liabilities	
Other assets	(2,300)
Accrued liabilities	100
Net Cash Provided By Operating Activities	185,707

Cash Flows From Financing Activities

Distributions to members	(164,909)
Net Cash Used By Financing Activities	(164,909)
Net Increase In Cash	20,798
Cash, Beginning Of Year	38,648
Cash, End Of Year	$ 59,446

Supplemental Disclosures of cash flow information

Cash paid during the year for:

Interest	$ -
Income taxes	$ 250

The accompanying notes are an integral part of these financial statements.



HAGAN & BURNS

NOTE 1--Business And Summary Of Significant Accounting Policies

Westbury Group LLC (the "Company") was incorporated under the laws of the state of Connecticut on November 13, 2003. The business purpose of the Company is to engage as a broker/dealer in the private placement of securities. On June 18, 2004, the Company was approved as a member of the NASD.

The Company, as a broker-dealer, does not carry customer accounts and is exempt from securities and Exchange Rule 15c3-3 under paragraph k (2) (i).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed on the straight-line method over their estimated useful lives of three and five years.

NOTE 2--Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $54,846, which was $49,846 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 at December 31, 2005.

NOTE 3-- Income Taxes

The Company provides an income tax provision for a $329 business entity tax required by the state of Connecticut. No additional provision for income taxes has been made as the Company is taxed as a partnership, a non tax-paying entity for federal and state income tax purposes.


HAGAN & BURNS

NOTE 4--Property and Equipment

Property and equipment at December 31, 2005 are comprised of the following:

Furniture and fixtures	$	5,361
Machinery and equipment		7,668
		13,029
Less: accumulated depreciation		(6,243)
	$	6,786



Supplementary Information

WESTBURY GROUP LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2005

Net Capital

Total members' equity $ 64,932

Deductions and/or charges
Non-allowable assets 10,086

Net capital before haircuts on securities positions 54,846

Haircuts on securities positions 0

Net Capital $ 54,846

Aggregate Indebtedness
Items included in the statement of
financial condition
Accounts payable and accrued liabilities $ 4,600

Computation Of Basic Net Capital Requirement
Minimum net capital required $ 5,000

Ratio: Aggregate indebtedness to net capital .08 to 1

Note: There is no material differences between this audited computation of net capital and that included in the Corporation's unaudited December 31, 2005 Part IIA filing.



HAGAN & BURNS



HAGAN & BURNS

CPA's P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Westbury Group LLC

In planning and performing our audit of the financial statements of Westbury Group LLC as of December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission")we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve Systems, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 27, 2005